

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Ernesto W. Letiziano
President and Director
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, FL 33480

> **Re: Signet International Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 23, 2020**
> **File No. 000-51185**

Dear Mr. Letiziano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated June 10, 2020.

Amendment No. 1 to Registration Statement on Form 10

Business, page 1

1. Please clarify the expiration status of your option agreements. Your response to prior comment 2 claims that no options have expired, but the financial statement footnotes refer to two expired options involving graphene and battery technologies. Please also clarify how your options may be extended or renewed without further consideration, including expired options.

2. It does not appear that you filed any exhibits in response to prior comment 12. Please be aware that we are unable to adequately review your responses to prior comments 3 through 6 until your option agreements and material consulting agreements are filed. Further, your response to prior comment 3 indicates that your option agreements prohibit publishing the names of the Florida universities that provided you an option for their

respective technology. We note, however, that you identify the University of Florida and Florida International University as the parties to option agreements in various press releases and on your website.

Certain Relationships and Related Transactions, and Director Independence, page 13

3.   Please include your response to prior comment 9 regarding your affiliation with Mr. Tom Donaldson in your registration statement. Please clarify what you mean by "officer designate," and disclose any material agreements—written or unwritten—between Mr. Donaldson and your company, including any compensation arrangements. Given the references to Mr. Donaldson in your voluntarily filed current reports as your president, his status as a current member of management should be clarified. Please also clarify whether he is a promoter under Rule 405 of Regulation C.

Recent Sale of Unregistered Securities, page 15

4.   We reissue prior comment 11 as you did not respond to the comment. Please provide the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities for the past three years. If you provided the information elsewhere, you may cross-reference to that disclosure if it contains all the disclosure required by Item 701 of Regulation S-K.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Robinson Eilers, Esq.